Exhibit 12.2

HIGHWOODS REALTY LIMITED PARTNERSHIP
RATIO OF EARNINGS TO FIXED CHARGES AND
RATIO OF EARNINGS TO COMBINED FIXED CHARGES AND
PREFERRED UNIT DISTRIBUTIONS

	2017	2016	2015	2014	2013
Earnings:
Income from continuing operations before equity in earnings of unconsolidated affiliates	$184,259	$116,753	$80,443	$95,160	$40,377
Fixed charges	80,394	87,825	96,367	93,889	97,423
Capitalized interest	(8,757)	(8,202)	(6,888)	(5,310)	(2,731)
Distributions of earnings from unconsolidated affiliates	5,078	4,011	4,901	2,687	3,965
Total earnings	$260,974	$200,387	$174,823	$186,426	$139,034

Fixed charges and Preferred Unit distributions:
Contractual interest expense	$65,939	$73,142	$82,245	$82,287	$88,838
Amortization of debt issuance costs	3,166	3,506	3,645	3,082	3,802
Financing obligation interest expense/(income)	—	—	162	(242)	(754)
Capitalized interest	8,757	8,202	6,888	5,310	2,731
Interest component of rental expense	2,532	2,975	3,427	3,452	2,806
Total fixed charges	80,394	87,825	96,367	93,889	97,423
Preferred Unit distributions	2,492	2,501	2,506	2,507	2,508
Total fixed charges and Preferred Unit distributions	$82,886	$90,326	$98,873	$96,396	$99,931

Ratio of earnings to fixed charges	3.25	2.28	1.81	1.99	1.43
Ratio of earnings to combined fixed charges and Preferred Unit distributions	3.15	2.22	1.77	1.93	1.39